UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 1)*

Meritage Hospitality Group Inc., a Michigan corporation

(Name of Issuer)

Common Shares, $.01 par value

(Title of Class of Securities)

59000K 10 1

(CUSIP Number)

Joseph L. Maggini
c/o Magic Steel Corporation
4242 Clay Street, S.W.
Grand Rapids, Michigan    49548
(616) 532-4071

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 Pages

CUSIP NO.  59000K 10 1                 Schedule 13D            Page 2 of 3 Pages
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   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph L. Maggini
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [ ]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)
                                                                       [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
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                   7     SOLE VOTING POWER

                            211,950
    NUMBER       ---------------------------------------------------------------
  OF SHARES        8     SHARED VOTING POWER
 BENEFICIALLY
    OWNED                     1,000
   BY EACH       ---------------------------------------------------------------
  REPORTING        9     SOLE DISPOSITIVE POWER
 PERSON WITH
                             211,950
                 ---------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               1,000
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         212,950
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     [ ]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
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  14     TYPE OF REPORTING PERSON

         IN
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This Schedule 13D as previously filed is amended in Items 1, 3 and 5 by adding the material below.

Item 1.      Security and Issuer.

                 Meritage's principal executive offices are located at 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan 49525.

Item 3.      Source and Amount of Funds or Other Consideration.

                  No funds or consideration were used in the transaction described in Item 5 below.

Item 5.      Interest in Securities of the Issuer.

(a)	Mr. Maggini beneficially owns 206,950 common shares and holds options for 5,000 common shares pursuant to Meritage’s Directors’ Share Option Plans which are or will become exercisable within 60 days. See also page 2, nos. 11 and 13.

(b)	1,000 common shares listed under "Shared Voting Power" and "Shared Dispositive Power" are owned by Mr. Maggini's son. See page 2, nos. 7, 8, 9 and 10.

(c)	In the past 60 days, the following transactions involving Mr. Maggini occurred:

On February 18, 2002, Mr. Maggini transfer one-half of his Meritage common shares and options to purchase Meritage common shares to his former wife, Judy Maggini, pursuant to a final judgment of divorce.

(e)	On February 18, 2002, Mr. Maggini’s percentage of beneficial ownership was reduced to 4% as a result of the event described in Item 5(c) above.

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2002	/s/ Joseph L. Maggini Joseph L. Maggini

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